Exhibit 99.1
STATS ChipPAC Reports Second Quarter 2009 Results
Singapore — 7/28/2009, United States — 7/28/2009 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for second quarter 2009.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Revenue for second quarter of 2009 increased by 45.4% to $320.7 million compared to prior quarter and decreased by 26.1% over the second quarter of 2008. Our second quarter revenue reflected improved business conditions as we benefited from the rebound in demand for our services from the restocking of inventories by our customers and the launch of new products.”
Net income for second quarter of 2009 was $2.2 million or $0.00 of net income per diluted ordinary share, compared to net income of $22.1 million or $0.01 of net income per diluted ordinary share in the second quarter of 2008.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “The gross margin in second quarter of 2009 was 15.1% compared to (1.0)% in the prior quarter, and 17.2% in the second quarter of 2008. Operating margin for second quarter of 2009, was 4.7% of revenue, compared to (19.7)% in the prior quarter, and 8.1% in the second quarter of 2008. Capital spending in the second quarter of 2009 was $32.4 million or 10.1% of revenue compared to $64.1 million or 14.8% of revenue in the second quarter of 2008. We ended the second quarter of 2009 with $325.4 million of cash, cash equivalent and marketable securities and $467.2 million of debt, compared to $352.8 million and $473.5 million respectively as of the fourth quarter of 2008.”
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, extent of deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; our ability to generate cash; potential impairment charges; availability of financing; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; classification of the Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com testing equipment or packages; changes in environmental laws and regulations; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares under the Singapore Exchange Securities Trading Limited (SGX-ST); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
Since the beginning of fiscal year 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2009 ended on June 28, 2009, while our second quarter of 2008 and fiscal year 2008 ended on June 29, 2008 and December 28, 2008, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 29,	June 28,	June 29,	June 28,
	2008	2009	2008	2009
Net revenues	$434,142	$320,690	$861,384	$541,183
Cost of revenues	(359,452)	(272,289)	(712,156)	(494,952)

Gross profit	74,690	48,401	149,228	46,231
Operating expenses:
Selling, general and administrative	28,616	23,506	60,082	44,113
Research and development	9,279	9,771	19,284	17,396
Restructuring charges	—	—	900	12,933
Accelerated share-based compensation	1,562	—	1,562	—

Total operating expenses	39,457	33,277	81,828	74,442

Operating income (loss)	35,233	15,124	67,400	(28,211)
Other income (expenses), net	(4,818)	(12,532)	(10,125)	(21,165)

Income (loss) before income taxes	30,415	2,592	57,275	(49,376)
Income tax expense	(7,009)	(362)	(14,629)	(782)

Net income (loss)	23,406	2,230	42,646	(50,158)
Less: Net (income) loss attributable to the noncontrolling interest	(1,290)	(7)	(2,677)	1,314

Net income (loss) attributable to STATS ChipPAC Ltd.	$22,116	$2,223	$39,969	$(48,844)

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
Basic	$0.01	$0.00	$0.02	$(0.02)
Diluted	$0.01	$0.00	$0.02	$(0.02)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,118,538	2,202,218	2,085,687	2,202,218
Diluted	2,120,798	2,022,223	2,089,239	2,202,218

Key Ratios and Information:
Gross Margin	17.2%	15.1%	17.3%	8.5%
Operating Expenses as a % of Revenue	9.1%	10.4%	9.5%	13.7%
Operating Margin	8.1%	4.7%	7.8%	(5.2)%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$72,562	$67,324	$144,825	$133,979
Capital Expenditures	$64,101	$32,350	$119,317	$41,843

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 28,	June 28,
	2008	2009
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$337,230	$309,365
Accounts receivable, net	139,520	173,810
Inventories	60,717	61,641
Other current assets	33,841	35,822

Total current assets	571,308	580,638

Marketable securities	15,587	16,061
Property, plant and equipment, net	1,216,342	1,129,283
Investment in equity investee	9,001	7,731
Goodwill and intangible assets	595,894	593,735
Other non-current assets *	38,931	31,096

Total assets	$2,447,063	$2,358,544

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$148,931	$152,610
Other current liabilities	152,836	118,198
Short-term debts	76,953	66,136

Total current liabilities	378,720	336,944
Long-term debts	396,500	401,085
Other non-current liabilities	64,144	60,023

Total liabilities	839,364	798,052

STATS ChipPAC Ltd. shareholders’ equity	1,548,657	1,504,842

Noncontrolling interest	59,042	55,650

Total liabilities and equity	$2,447,063	$2,358,544

*	Includes $1.0 million of non-current restricted cash in each of June 28, 2009 and December 28, 2008.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	2Q 2008	1Q 2009	2Q 2009
Net Revenues by Product Line
Packaging — laminate	57.0%	56.5%	58.5%
Packaging — leaded	17.9%	16.7%	14.7%
Test and other services	25.1%	26.8%	26.8%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	52.6%	50.4%	53.3%
Personal Computers	14.3%	12.3%	17.5%
Consumer, Multi-applications and Others	33.1%	37.3%	29.2%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	73.1%	80.1%	76.2%
Europe	4.2%	5.4%	3.9%
Asia	22.7%	14.5%	19.9%

	100.0%	100.0%	100.0%

Number of Testers	1,020	954	962
Number of Wirebonders	4,715	4,607	4,596

Overall Equipment Utilization Rate	67%	33%	51%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com